

Mail Stop 4631

November 25, 2015

Via E-mail
Ms. Katherine C. Harper
Senior Vice President and Chief Financial Officer
Tronox Limited
263 Tresser Blvd, Suite 1100
Stamford, CT 06901

> **Re:** **Tronox Limited**
> **Form 10-K**
> **Filed February 26, 2015**
> **File No. 1-35573**

Dear Ms. Harper:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. We may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2014

28. Quarterly Results of Operations (Unaudited), page 113

1. We note the $275 million loss in the fourth quarter of 2014 and your disclosure that the quarterly results reflect all adjustments that were of a "normal recurring nature." Please ensure that you provide disclosures for all material fourth quarter events and transactions either in the footnote disclosure or within MD&A. Please refer to Item 302(a)(3) of Regulation S-K and ASC 270-10-50-2 for guidance.

Form 10-Q for the period ended September 30, 2015

Management's Discussion and Analysis, page 42

2. We note your disclosure on page 44 regarding the global restructuring of your TiO_2 segment that you estimate will result in a pre-tax charge of $20 million and for which you expect annual cost savings of approximately $40 million. We also note the cost reduction initiative that was completed in the fourth quarter of 2014, in which you recognized a $15 million expense and expected annual cost savings of approximately $25 million in 2015. Please provide all of the disclosures required by SAB Topic 5:P:4, including the extent to which each restructuring activity is/was expected to result in cost savings or impact revenues, the periods these effects are/were expected to be realized and the extent you have realized the anticipated savings. To the extent actual savings by the plan are/were not achieved as expected or achieved in periods other than those expected, this should also be disclosed.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jenn Do at (202) 551-3743, Al Pavot at (202) 551-3738 or me at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Branch Chief
Office of Manufacturing and
Construction